Exhibit (l)
Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, each dated April 14, 2026, and each incorporated by reference in this Post-Effective Amendment No. 51 to the Registration Statement (Form N-4, File No. 333-186894) of Lincoln Life Variable Annuity Account N (the “Registration Statement”).
We also consent to the use of our reports (1) dated March 12, 2026, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 8, 2026, with respect to the financial statements of each of the subaccounts within Lincoln Life Variable Annuity Account N, for the year ended December 31, 2025, incorporated by reference in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
August 10, 2026